

Mail Stop 3720

December 11, 2009

Via U.S. Mail and Fax

Thomas R. Kloster, Chief Financial Officer
Primus Telecommunications Group, Incorporated
7901 Jones Branch Drive, Suite 900,
McLean, VA 22102

>   **RE: Primus Telecommunications Group, Incorporated**
>   **Form 10-K for the year ended December 31, 2008**
>   **Form 10-Q for the period ended September 30, 2009**
>   **File No. 0-29092**

Dear Mr. Kloster:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please address the following comments in the amended filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended September 30, 2009 filed on November 16, 2009

Note 5 - Goodwill and Other Intangible Assets, pages 21 -22

1. We note that goodwill represents 11% or more of your assets as of September 30, 2009. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

   - Percentage by which fair value exceeded carrying value as of the most recent step-one test
   - Amount of goodwill allocated to the unit
   - Description of the methodology used to determine fair value
   - Description of key assumptions used and how the key assumptions were determined
   - Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

   Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

2. We note that upon emergence from bankruptcy you recorded goodwill of $59.3 million as well as intangible assets of $188.0 million, which includes $81.6 million of indefinite-lived trade names, $102.4 million of amortizable customer relationships, and $4.0 million of amortizable trade names. In this regard, please tell us the factors you considered in determining that trade names valued at $81.6 million have indefinite lives.

Exhibit 32-Certifications

3. We note that the certification included under Exhibit 32 refers to the Form 10-Q for the quarter ended March 31, 2009 instead of September 30, 2009. Please amend the filing to include a revised certification.

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director